April 7, 2025

Yongfang Yao
Chief Executive Officer
Wintergreen Acquisition Corp.
Room 8326, Block B
Hongxiang Cultural and Creative Industrial Park
90 Jiukeshu West Road
Tongzhou District, Beijing, PRC

       Re: Wintergreen Acquisition Corp.
           Amendment No. 1 to Draft Registration Statement on Form S-1 Submitted March 18, 2025
           CIK No. 0002053927
Dear Yongfang Yao:

     We have reviewed your amended draft registration statement and have the following comments.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our March 13, 2025 letter.

Amendment No. 1 to Draft Registration Statement on Form S-1 submitted March 18, 2025
Redemption of public shares and distribution and liquidation if no initial business combination, page 37

1. We note your response to prior comment 10 and reissue the comment. We note your disclosure that the company may extend the period of time to consummate a de-SPAC transaction to 24 months, including the 9 one-month extensions. Please revise to disclose any limitations on extensions of the period of time to consummate a de-
       SPAC transaction beyond 24 months, including the number of times. Also disclose the
 April 7, 2025
Page 2

       consequences to the SPAC sponsor of not completing an extension of this time period.
       Finally, address whether security holders will have voting or redemption rights with respect to such extensions. See Item 1602(b)(4) of Regulation S-K.
Notes To Financial Statements, page F-7

2. We note your response to prior comment 18. As mentioned in Question 35 of the
       Jumpstart Our Business Startups Act Frequently Asked Questions, the extended transition period for emerging growth companies in Section 7(a)(2)(B) of the
       Securities Act is an accommodation with respect to the effective dates of new or revised financial accounting standards and only applies if such standards apply to companies that are not issuers. ASC 280 applies to all public entities and does not apply to nonpublic entities. Refer to ASC 280-10-15-2 and -3. Emerging growth companies that have chosen to take advantage of the extended transition period provided in Section 7(a)(2)(B) are required to comply with ASC 280. Please provide the disclosures required by ASC 280, including those required by ASU 2023-07.
       Please contact Frank Knapp at 202-551-3805 or Wilson Lee at 202-551-3468 if you have questions regarding comments on the financial statements and related matters. Please contact Benjamin Holt at 202-551-6614 or David Link at 202-551-3356 with any other questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Real Estate
& Construction
cc:   Qin Li, Esq.